UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Berger Holdings, Ltd.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    084037407
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------                                           -----------------
CUSIP No. 084037407                                            Page 2 of 4 Pages
         -----------                                               ---  ---
--------------------                                           -----------------

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1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emerald Advisers, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  _______
     (b)  _______
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
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               5    SOLE VOTING POWER

                    240,976 shares
 NUMBER OF     -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0 shares
    EACH       -----------------------------------------------------------------
 REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH
                    500,546 shares
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,546 shares
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IA
--------------------------------------------------------------------------------

SCHEDULE 13G                                                         PAGE 3 OF 4

ITEM 1.

(a)  The name of the issuer is Berger Holdings, Ltd.

(b) The address of the issuer's principal executive office is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

ITEM 2.

(a)  The name of the person filing is Emerald Advisers, Inc.

(b) The address of the principal office of the person filing is 1703 Oregon Pike., Suite 101, Lancaster, Pennsylvania 17601.

(c)  The state of organization is Pennsylvania.

(d)  The title of class of security is common stock, par value $.01.

(e)  The CUSIP number is 084037407.

ITEM 3.

The person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.

(a)  The amount beneficially owned is 500,546 shares.

(b) The percent of class is 10.0% based on 5,024,888 shares outstanding as of November 14, 2002, as reported in the Issuer's Form 10-Q for the period ended September 30, 2002.

(c)(i) The number of shares as to which Emerald Advisers, Inc. has sole voting power is 240,976.

(c)(ii) The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

(c)(iii) The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 500,546.

(c)(iv) The number of shares as to which Emerald Advisers, Inc. has shared dispositive power is 0.

SCHEDULE 13G                                                         PAGE 4 OF 4

ITEM 5.

This statement is NOT being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.

Other persons have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7.

Not applicable.

ITEM 8.

Not applicable.

ITEM 9.

Not applicable.

ITEM 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February    , 2003
                                        ------------------
                                        Date

                                        /s/ James A. Meehan
                                        -------------------
                                        Signature

                                        James A. Meehan, Vice President
                                        -------------------------------
                                        Name/Title